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F. Kyle Longhofer
Partner

March 18, 2010

Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:	Exousia Advanced Materials, Inc.
Preliminary Proxy Statement of Schedule 14A
Commission File No. 000-51381

Ladies and Gentlemen:

On behalf of Exousia Advanced Materials Inc (the "Company"), please find a clean and redlined version of the Preliminary Proxy Statement on Schedule 14A for the Company.  The Company has also filed a Form 8-K related to the amendment of the Certificate of Designation for the Company's Series A Preferred Stock.

The revised Preliminary Proxy Statement reflects changes made in response  to the telephone conversation with Era Anagnosti of the staff of the Commission.  The Preliminary Proxy Statement has been marked to show the changes from the last version of the Preliminary Proxy Statement initially filed with the Commission on February 16, 2010.

The Company disagrees with the conclusion that that Authorized Share Amendment Proposal is substantially related to a change of control transaction.  On July 28, 2009, at a meeting of the Company’s Board of Directors, a resolution was unanimously passed to increase the authorized shares of Common Stock to 200,000,000 shares. The initial decision to seek to increase the number of shares of authorized Common Stock was of course well in advance of the Merger and well in advance of any discussions of the Merger.   At the time of the vote of the directors, there were no discussions pending with Evergreen. The actions contemplated in the Schedule 14A is based on the resolution of the Board at that July 28, 2009 meeting as well as subsequent board action. At the time of the execution of the Merger Agreement, the Company was out of Common Stock in that 100,000,000 shares of Common Stock had either been issued or reserved for issuance by the Company. As noted above, the Company was contemplating seeking approval of the increase the number of authorized shares of Common Stock prior to the merger transaction with Evergreen.   At the time of the execution of the Merger Agreement, the only shares of capital stock available to the Company were the 10,000,000 shares of blank checked preferred stock which share were issued due to the Merger.   Due to a lack of any other capital stock to effectuate the Merger, the Series A Preferred Stock were issued pursuant to the Merger Agreement.  With or without the issuance of the Series A Preferred Stock or the Merger transaction, the Company would have to submit a proposal to its shareholders to amend its certificate of formation to provide for additional shares of Common Stock.

The Board of the Company is amending the Authorized Share Amendment Proposal to provide for 450,000,000 shares of authorized Common Stock to provide for future corporate actions without the need for another shareholder meeting.   This increase in the number of authorized shares of Common Stock will allow the Company to pursue its business plans.

The Series A Preferred Stock were issued to the former shareholders of Evergreen as part of the merger transaction.  The creation of the Series A Preferred Stock and the issuance of the Series A Preferred Stock was not conditioned or subject to the vote of the shareholders of the Company.  Under Texas and Delaware law, the approval of the Company's shareholders was not required for either (i) the creation and issuance of the Series A Preferred Stock or (ii) the consummation of the Merger.  There were no agreements concerning the Authorized Share Amendment Proposal with Evergreen or any of the stockholders of Evergreen.

The only reason for the automatic conversion of the Series A Preferred Stock to Common Stock was to allow the Company to retire the Series A Preferred Stock so that such stock would be available to the Company for future transactions.  There was no intent to link the authorization of additional shares of Common Stock to the Merger transaction. As noted in the recently filed Form 8-K, the automatic conversion feature has been removed from the Certificate of Designation for the Series A Preferred Stock.     Under the amended Certificate of Designation for the Series A Preferred Stock, the holders of the Series A Preferred Stock may convert their shares of Series A Preferred Stock to Common Stock at any time after there are sufficient authorized shares of Common Stock available.

Again, there is no linkage or substantial relationship between the issuance of the Series A Preferred Stock and the Authorized Share Amendment Proposal.  If the common shareholders of the Company approve the Authorized Share Amendment Proposal, then the holders of Series A Preferred Stock will have the right but no obligation to convert their shares of Series A Preferred Stock to Common Stock.   If the Authorized Share Amendment Proposal is not approved by the shareholders of the Company, then the Series A Preferred Stock will remain outstanding and the holders of the Series A Preferred Stock will retain the right to 204,750,000 votes on all matters submitted to the shareholders of the Company.

Again, the Company strongly disagrees with the Commission's position that there may be a substantial relationship between the Authorized Share Amendment Proposal and the Merger transaction.  The Company's shareholders are not being asked to vote on the Merger or the issuance of the Series A Preferred Stock and under Texas and Delaware law the Company's shareholders have no right to vote on such matters.

The Company would like to schedule a conference call to discuss this issue with the Staff of the Commission if the Staff still feels that there is a substantial relationship between the issuance of the Series A Preferred Stock and the Authorized Share Amendment Proposal.

In connection with responding to the comments, Exousia Advanced Materials, Inc. has authorized my firm to confirm that Exousia Advanced Materials, Inc. has acknowledged the following:

-Exousia Advanced Materials, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

-Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

-Exousia Advanced Materials, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If I can answer any questions, please call me at 713-735-8556.

Very truly yours,

/s/ Kyle Longhofer
Kyle Longhofer